Mail Stop 4561

June 4, 2008

Dean S. Goodermote
President and Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

> **Re:** **Double-Take Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 001-33184**

Dear Mr. Goodermote:

We have reviewed your response letter dated May 9, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 28, 2008.

General

1. As previously requested, please provide, in writing, a statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Unaudited Notes to the Consolidated Financial Statements

Note 3. Cash, Cash Equivalents and Short Term Investments, page 7

2.   Tell us what consideration you gave to the expanded disclosure requirements of paragraphs 32 through 35 of SFAS 157, pursuant to paragraph 39.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief